Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of shareholders of the Portfolio was held on February 20, 2002 to vote on

     1. Approval of a new Investment Management Agreement between the Portfolio and ING Investments, LLC (For: 84,913,949; Against:
          1,137,434);

     2. Approval of new Sub-Advisory Agreement between ING Investments, LLC and Aeltus Investment Management, Inc. (For: 84,497,834; Against:
          1,268,225); and

     3.   Approval of Amended and Restated Articles of Incorporation (For:
          83,917,071; Against: 1,876,109).